Filed by Allwyn Entertainment AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Cohn Robbins Holdings Corp.

Allwyn Entertainment AG

Commission File No. 001-39454

Date: September 6, 2022

Allwyn Entertainment Announces Withdrawal by Camelot Entities of

Legal Challenge to Allwyn’s Selection as Preferred Applicant for UK National Lottery

License

Lucerne, Switzerland – September 5, 2022 – As previously announced, in March 2022 the UK Gambling Commission selected Allwyn Entertainment Ltd, a subsidiary of Allwyn Entertainment AG (“Allwyn”), as its preferred applicant for the fourth license to operate the UK National Lottery. The award of the license has been contested in a legal challenge. On June 29, 2022, the court ruled to lift the automatic suspension preventing the UK Gambling Commission from entering into agreements with Allwyn Entertainment Ltd to commence the transition process. That ruling was appealed by Camelot UK Lotteries Limited (the incumbent operator of the UK National Lottery) and Camelot Global Lottery Solutions Limited (together, the “Camelot Entities” and the “Camelot Appeal”) and International Game Technology plc, resulting in the suspension continuing.

Today, Allwyn announced that the Camelot Entities have decided to withdraw the Camelot Appeal, and Allwyn Entertainment Ltd and Allwyn International A.S. have agreed to waive all claims for costs or damages against the Camelot Entities. Allwyn very much welcomes this decision and looks forward to cooperating with Camelot and the Gambling Commission on the transition process. Allwyn is excited at the prospect of becoming the custodian of Europe’s biggest lottery.

About Allwyn

Allwyn is a leading global lottery operator. Allwyn builds lotteries that return more to good causes by focusing on innovation, technology, efficiency and safety across a growing casual gaming entertainment portfolio. The lottery-first approach of focusing on affordable recreational play has earned Allwyn leading market positions with trusted brands across Europe in Austria, Czech Republic, Greece and Cyprus and Italy.

Additional Information about the Business Combination and Where to Find It

Additional information about the Business Combination, including a copy of the Business Combination Agreement and prospectus, are provided in the Registration Statement. The Registration Statement has been mailed to each of Cohn Robbins Holdings Corp.’s (NYSE:CRHC) (“CRHC”) shareholders as of August 15, 2022, and can be found for free on the SEC’s website at www.sec.gov under the registrant “Allwyn Entertainment AG.”

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the Business Combination between, among other parties, CRHC and Allwyn. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Allwyn’s and CRHC’s expectations with respect to anticipated financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and the timing of the completion of the Business Combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CRHC’s registration statement on Form S-1 (File No. 333-240277), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, and the Registration Statement filed by Allwyn. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Allwyn’s and CRHC’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this document, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against CRHC or Allwyn following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the private placement of common stock or due to failure to obtain approval of CRHC’s shareholders; (3) the risk that the Business Combination may not be completed by CRHC’s business combination deadline and the potential failure to obtain an extension of such deadline sought by CRHC; (4) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval by CRHC’s shareholders and the satisfaction of the minimum trust account amount following any redemptions by CRHC’s public shareholders; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (6) the risk that The Business Combination disrupts current plans and operations as a result of the consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) costs related to the Business Combination; (9) changes in the applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the risk of downturns and a changing regulatory landscape in the industry in which Allwyn operates; (12) Allwyn’s ability to obtain or maintain rights or licenses to operate in any market in which Allwyn operates or seeks to operate in the future; (13) the potential inability of Allwyn to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (14) the enforceability of Allwyn’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (15) other risks and uncertainties described in CRHC’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and the Registration Statement. Allwyn and CRHC caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Allwyn nor CRHC gives any assurance that Allwyn or CRHC will achieve its expectations. Neither Allwyn nor CRHC undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts

For media inquiries:

Pavel Turek

pavel.turek@allwynent.com

For investor inquiries:

IR@allwynent.com